                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 3)1

                                     BNS CO.
                                     -------
                                (Name of Issuer)

                      CLASS A COMMON STOCK, $0.01 PAR VALUE
                      -------------------------------------
                         (Title of Class of Securities)

                                    055961304
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 11, 2004
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

          If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition  that is the  subject of this  Schedule  13D,  and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box /  /.

          Note.  Schedules filed in paper format shall include a signed original and five copies of the  schedule,  including  all  exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 9 Pages)

--------

1     The remainder of this cover page shall  be  filled  out  for  a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not  be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

---------------------                                      ---------------------
CUSIP No. 055961304             13D                           Page 2 of 9 Pages
---------------------                                      ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
   NUMBER OF       7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   597,057
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                597,057
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     597,057
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     19.9%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      ---------------------
CUSIP No. 055961304             13D                           Page 3 of 9 Pages
---------------------                                      ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 STEEL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
   NUMBER OF       7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   597,057
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                597,057
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     597,057
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     19.9%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      ---------------------
CUSIP No. 055961304             13D                           Page 4 of 9 Pages
---------------------                                      ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
   NUMBER OF       7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   597,057
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                597,057
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     597,057
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     19.9%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      ---------------------
CUSIP No. 055961304             13D                           Page 5 of 9 Pages
---------------------                                      ---------------------

          The following  constitutes  Amendment No. 3 ("Amendment No. 3") to the
Schedule 13D filed by the undersigned.  This Amendment No. 3 amends the Schedule
13D as specifically set forth.

      Item 3 is hereby amended and restated as follows:

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

          The  aggregate  purchase  price of the 597,057  Shares  owned by Steel
Partners II is $3,271,112,  including brokerage commissions. The Shares owned by
Steel Partners II were acquired with partnership funds.

     Item 4 is hereby amended to add the following:

          On February  11,  2004,  Steel  Partners II  delivered a letter to the
Board of Directors of the Issuer  proposing  that the Board nominate Jack Howard and James Henderson,  representatives  of Steel Partners II, for election to the
Issuer's Board of Directors at the 2004 Annual Meeting of  Stockholders.  A copy of the letter is attached  as an exhibit  hereto and is  incorporated  herein by reference.

     The second paragraph of Item 5(a) is hereby amended and restated as follows:

          As of the close of business on February  10, 2004,  Steel  Partners II beneficially  owned  597,057  Shares,  constituting  approximately  19.9% of the
Shares  outstanding.  As the general  partner of Steel Partners II, Partners LLC may be deemed to beneficially own the 597,057 Shares owned by Steel Partners II, constituting  approximately  19.9%  of  the  Shares  outstanding.  As  the  sole executive  officer and  managing  member of Partners  LLC,  which in turn is the general  partner  of Steel  Partners  II,  Mr.  Lichtenstein  may be  deemed  to beneficially  own the 597,057  Shares owned by Steel  Partners II,  constituting approximately 19.9% of the Shares outstanding.  Mr. Lichtenstein has sole voting and dispositive power with respect to the 597,057 Shares owned by Steel Partners
II by virtue of his authority to vote and dispose of such Shares.

     Item 5(c) is hereby amended to add the following:

          (c) Schedule A annexed hereto lists all  transactions in the Shares by the Reporting  Persons during the past sixty days. All of such transactions were effected in the open market.

     Item 7 is hereby amended to add the following exhibit:

          2. Letter from Steel  Partners  II, L.P. to the Board of  Directors of
             BNS Co. dated February 10, 2004.

---------------------                                      ---------------------
CUSIP No. 055961304             13D                           Page 6 of 9 Pages
---------------------                                      ---------------------

                                   SIGNATURES

          After reasonable  inquiry and to the best of his knowledge and belief, each of the  undersigned  certifies  that  the  information  set  forth  in this statement is true, complete and correct.

Dated:      February 11, 2004              STEEL PARTNERS II, L.P.

                                           By:  Steel Partners, L.L.C.
                                                General Partner

                                           By: /s/ Warren G. Lichtenstein
                                              ----------------------------------
                                              Warren G. Lichtenstein,
                                              Managing Member

                                           STEEL PARTNERS, L.L.C.

                                           By: /s/ Warren G. Lichtenstein
                                              ----------------------------------
                                              Warren G. Lichtenstein,
                                              Managing Member

                                             /s/ Warren G. Lichtenstein
                                            ------------------------------------
                                            WARREN G. LICHTENSTEIN

---------------------                                      ---------------------
CUSIP No. 055961304             13D                           Page 7 of 9 Pages
---------------------                                      ---------------------

                                   SCHEDULE A

              Transactions in the Shares During the Past Sixty Days
              -----------------------------------------------------
   Shares of Common Stock           Price Per                        Date of
         Purchased                  Share($)                        Purchase
         ---------                  --------                        --------

                             STEEL PARTNERS II, L.P.
                             -----------------------

           7,000                    5.6000                          12/15/03
           2,067                    5.6339                          12/17/03
           4,000                    5.6500                          12/18/03
           6,666                    5.6200                          12/23/03
           2,000                    5.6500                          12/30/03
             500                    5.6200                           1/02/04
           5,000                    5.6500                           1/12/04
         128,967                    6.5000                           2/09/04

                             STEEL PARTNERS, L.L.C.
                             ----------------------
                                      None

                             WARREN G. LICHTENSTEIN
                             ----------------------
                                      None

---------------------                                      ---------------------
CUSIP No. 055961304             13D                           Page 8 of 9 Pages
---------------------                                      ---------------------

                                  EXHIBIT INDEX
                                  -------------

          Exhibit                                                      Page
          -------                                                      ----

1.        Joint Filing Agreement by and among Steel Partners            --
          II, L.P.,  Steel  Partners,  L.L.C.  and Warren G.
          Lichtenstein, dated September 26, 2003 (previously
          filed).

2.        Letter from Steel  Partners  II, L.P. to the Board            9
          of Directors of BNS Co. dated February 10, 2004.

---------------------                                      ---------------------
CUSIP No. 055961304             13D                           Page 9 of 9 Pages
---------------------                                      ---------------------

                             Steel Partners II, L.P.
                         590 Madison Avenue, 32nd Floor
                               New York, NY 10022
                                 (212) 758-3232

--------------------------------------------------------------------------------

February 10, 2004

BNS Co.
Members of the Board of Directors
25 Enterprise Center, Suite 103
Middletown, Rhode Island 02842

Gentlemen:

          Steel Partners II, L.P.  ("Steel") is the beneficial owner of over 19%
of the issued and outstanding  common stock of BNS Co. ("BNS" or the "Company").
We have held  discussions  with certain  members of the board of  directors  and management of BNS on various  strategic  alternatives BNS may pursue in order to maximize  stockholder  value.  Based on these  discussions  as well as the views communicated  to us by  other  significant  stockholders  on these  matters,  we believe  that the  Company  should  continue  as a going  concern  and pursue an acquisition of an operating business, rather than liquidating its assets.

          We  propose  that the  board of  directors  agree  to  nominate  James
Henderson and Jack Howard,  representatives  of Steel, for election to the board of directors at the 2004 annual meeting of  stockholders  in order to assist the board in implementing this strategy.  Steel and its representatives have a track record of assisting companies in creating value for its stockholders.  As one of the  Company's  largest  stockholders,  Steel  has  a  significant  interest  in maximizing the value of BNS. Accordingly, we are hopeful that the existing board will welcome  Steel's  interests in actively  participating  in a  reconstituted board and recognize  that the  nomination of the  suggested  slate  represents a positive opportunity for the Company to maximize the value of its shares.

          I would be happy to further  discuss with the board any of the matters set forth in this letter.

                                         Very truly yours,

                                         /s/ Warren Lichtenstein
                                         ------------------------
                                         Warren Lichtenstein

cc:   Jack L. Howard
      James R. Henderson